UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

ZAGG Inc
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

98884U108
 (CUSIP Number)

Robert G. Pedersen II
ZAGG Inc
3855 South 500 West, Suite J, Salt Lake City, Utah 84115
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: Robert G. Pedersen II
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 4,371,788 SHARES (1)

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 4,371,788 SHARES (1)

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,371,788 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 20.6%

14.	Type of Reporting Person (See Instructions): IN

1.
The 4,371,788 shares of ZAGG Incorporated common stock, $0.001 par value per share, includes 1,632,557 shares held directly by Robert G. Pedersen II, 2,200,000 shares of common stock held by SunCreek, LLC, an entity wholly owned by Mr. Pedersen of which he exercises sole voting and investment control, warrants to purchase 519,231 shares of common stock at $1.30 per share, and options to purchase 20,000 shares of common stock at $0.65 per share.

ITEM 1.                      SECURITY AND ISSUER.

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Shares”), of ZAGG Inc, a Nevada Corporation (the "Issuer"), and is being filed by Robert G. Pedersen II (the “Reporting Person”).  The Issuer's current principal executive offices are located at 3855 South 500 West, Suite J, Salt Lake City, Utah 84115.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Robert G. Pedersen II (the “Reporting Person”).  The business address of the Report Person is 3855 South 500 West, Suite J, Salt Lake City, Utah 84115.  Robert G. Pedersen II is currently the President, Chief Executive Officer, Chairman and member of the Board of Directors of ZAGG Inc. Mr. Pedersen is a citizen of the United States.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares to which this statement relates were purchased by Robert G. Pedersen II with his personal funds.

ITEM 4.                      PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 4,371,788 shares or 20.6% of the Issuer’s issued and outstanding common stock as of July 10, 2009. The Reporting Person filed a Schedule 13G on March 13, 2007 to disclose his beneficial ownership of 6,785,714 shares of common stock in the Issuer. The Reporting Person indicated in that filing that he beneficially owned 44.33% of the Issuer’s issued and outstanding common stock. The Reporting Person is amending his disclosure of beneficial ownership with the appropriate form, Schedule 13D/A, since he has always beneficially owned in excess of 20% of the Issuer’s issued and outstanding common stock. Consequently, the Reporting Person is not filing a Schedule 13D pursuant to Rule 13d-1(f) to disclose the date on which the Reporting Person exceeded 20% of the Issuer’s common stock.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 4,371,788 shares of Common Stock of the Issuer, representing approximately 20.6% of the Issuer's common stock (based upon 21,141,112 outstanding shares of common stock as of July 10, 2009.)

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
On July 8, 2009, the Reporting Person sold 800,000 restricted shares of ZAGG Incorporated common stock at a market premium of $8.00 per share to a strategic investor, which included an additional 230,769 warrants from Mr. Pedersen. Concurrent with the sale of restricted shares, Mr. Pedersen donated 2,000,000 shares of ZAGG Incorporated common stock to charity including a 501(c)3 public charitable family foundation.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 2009

By: /s/Robert G. Pedersen
       Robert G. Pedersen II